Filed Pursuant to Rule 424(b)(3)

Registration No. 333-177886

PROSPECTUS

3,000,000 Shares of Common Stock, $.01 Par Value (1,362,291 remaining as of July 2, 2014)

CMS ENERGY CORPORATION
STOCK PURCHASE PLAN

We are pleased to offer the CMS Energy Corporation Stock Purchase Plan, as amended or restated from time to time (the “Plan”), a direct stock purchase plan designed to provide investors with a convenient way to purchase shares of CMS Energy Corporation common stock (“CMS Energy Common Stock”) and to reinvest any dividends paid by CMS Energy Corporation (“CMS Energy”) on the CMS Energy Common Stock through the purchase of additional shares. Shares of CMS Energy Common Stock can be purchased and any dividends paid can be reinvested with no commissions or service charges. The Plan replaces and assumes, by amendment and restatement, the CMS Energy Corporation Stock Purchase Plan, as previously amended and restated effective November 10, 2011.

Some of the key features of the Plan are:

•           Enroll in the Plan at no charge with an initial investment of at least $250 per account. (This $250 minimum will be waived if you enroll in Automatic Investment for at least $50 for five months.) The maximum total amount that you may invest in any calendar year is $250,000.

•           Through automatic investments deducted from your bank account of at least $25 per transaction, you can increase your investment in CMS Energy Common Stock on an ongoing basis with no brokerage charges.

•           Automatically reinvest 10% or more of any common stock dividends paid by CMS Energy on shares held in the Plan toward the purchase of additional shares of CMS Energy Common Stock at no charge.

•           Directly deposit into your checking or savings account any common stock dividends not being reinvested, putting your money to work immediately and saving you a trip to the bank.

•           Have your CMS Energy Common Stock certificates held in safekeeping at no charge.

•           Transfer CMS Energy Common Stock to others.

•           Sell shares of CMS Energy Common Stock directly through the Plan with a brokerage commission and sales fee.

•           Periodically purchase additional CMS Energy Common Stock with no commissions or service charges.

The price for shares of CMS Energy Common Stock will be determined pursuant to the terms of the Plan as described herein. CMS Energy Common Stock is listed on the New York Stock Exchange under the symbol “CMS.” On July 2, 2014, the official closing price of CMS Energy Common Stock was $30.09.

Investing in CMS Energy Common Stock involves risks. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus relates to all shares of CMS Energy Common Stock acquired by Participants under the Plan. Shares available under the Plan will be shares purchased on the open market by an independent agent selected by the Administrator or newly issued shares. All shares acquired by Participants under the Plan are registered for sale pursuant to a registration statement that CMS Energy filed with the Securities and Exchange Commission, and of which this prospectus forms a part.

The principal executive offices of CMS Energy are located at One Energy Plaza, Jackson, Michigan 49201, and the telephone number is 517-788-0550.

The date of this prospectus is July 21, 2014

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell CMS Energy Common Stock pursuant to the Plan. All CMS Energy Common Stock sold under the Plan will be sold under that registration statement.

This prospectus provides you with a general description of the Plan. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. Please carefully read this prospectus, together with the registration statement, the exhibits thereto and the additional information regarding us, our business and the risks we face in our business and operations referred to in “Where You Can Find More Information,” before making an investment decision.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

As used in this prospectus, “CMS Energy,” “we,” “us” “our” and “Corporation” refer to CMS Energy Corporation.

RISK FACTORS

Before acquiring any of the securities that may be offered by this prospectus, you should carefully consider the risks discussed in the sections of CMS Energy’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 6, 2014 entitled “Risk Factors” and “Forward-Looking Statements and Information,” as updated by the sections of CMS Energy’s Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on April 24, 2014 entitled “Risk Factors” and “Forward-Looking Statements and Information,” which are incorporated by reference in this prospectus. You should also carefully consider all of the information contained or incorporated by reference in this prospectus or in any prospectus supplement before you invest in the registrant’s securities. (See, Where You Can Find More Information.)

DESCRIPTION OF THE STOCK PURCHASE PLAN

Purpose

The purpose of the Stock Purchase Plan (the “Plan”) is to provide a convenient way to invest in CMS Energy Corporation common stock (“CMS Energy Common Stock”) and to reinvest any common stock dividends paid by CMS Energy Corporation (“CMS Energy”) on CMS Energy Common Stock.

Administration

We administer the Plan. Effective July 21, 2014, we will administer the Plan through Wells Fargo Bank, N.A. The Administrator administers the Plan for Participants, keeps records, sends Account Statements to Participants, and performs other duties relating to the Plan, including the safekeeping of the shares purchased for each Participant. The Administrator also acts as the dividend disbursing agent, transfer agent and registrar for CMS Energy Common Stock. We have the right to change the Administrator at any time upon written notice to the Administrator.

You can contact the Administrator to request forms, stock certificates and other materials, as well as for any inquiries.

Contact Information

Internet

shareowneronline.com

Available 24 hours a day, 7 days a week for access to account information and to answer many common questions and general inquiries.

To enroll in the Plan:

If you are an existing registered shareowner:

1. Go to shareowneronline.com

2. Select Sign Up Now!

3. Enter your Authentication ID* and Account Number

*If you do not have your Authentication ID, select I do not have my Authentication ID. For security, this number is required the first time signing on.

If you are a new investor:

1. Go to shareowneronline.com

2. Under Invest in a Plan, select Direct Purchase Plan

3. Select CMS Energy Corporation

4. Under New Investors, select Invest Now

5. Follow instructions on the Buy Shares

Email

Go to shareowneronline.com and select Contact Us.

Telephone

855-598-2714 (CMS Energy Plan) Toll-Free; 651-450-4064 outside the United States

Shareowner Relations Specialists are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. Eastern Time.

Participants may also access account information 24 hours a day, 7 days a week using our automated voice response system.

Plan Requests, Written Correspondence and Deposit of Certificated Shares**:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

**If sending in a certificate for deposit, see Certificate Deposit information.

Certified and Overnight Delivery

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

Eligibility

Almost everyone is eligible to enroll in the Plan. You may participate in the Plan if you already own CMS Energy Common Stock. If you do not already own CMS Energy Common Stock, as a new investor, you may make your initial purchase of CMS Energy Common Stock directly through the Plan. If you live outside of the United States, you should determine if there are any laws or governmental regulations that would prohibit you from participating in the Plan.

If you have any questions or if you would like to enroll, simply visit shareowneronline.com or contact Wells Fargo Shareowner Services toll-free at 855-598-2714 (CMS Energy Plan).

Enrollment

If you are already a holder of CMS Energy Common Stock with shares registered in your name, you can enroll in the Plan through shareowneronline.com or by completing and returning the Account Authorization Form by mail (see Contact Information).

If you are not currently a registered shareholder of CMS Energy Common Stock, you can enroll in the Plan by completing and returning the Account Authorization Form along with a payment for your initial investment. You may enroll through shareowneronline.com and authorize an automatic withdrawal from your bank account or through the mail by sending the Account Authorization Form with a payment of your initial investment of at least $250 per account (this $250 minimum will be waived if you enroll in Automatic Investment for at least $50 per month for five months). The maximum total amount that you may invest in any calendar year is $250,000.

Reports

Participants will receive an Account Statement whenever there is account activity or at least annually. In addition, the Administrator will provide Participants with an Internal Revenue Service (“IRS”) Form 1099-B for each year in which Plan shares are sold. Participants should retain these statements for income tax and other purposes. Participants will also receive communications that are sent to all other shareholders, such as annual reports and proxy statements.

Dividends

As of the date of this prospectus, CMS Energy is paying a common stock dividend. For Participants, all CMS Energy Common Stock held in the Plan and all common stock dividends shall be subject to the “Minimum Dividend Reinvestment Requirement” under which at least ten percent of all dividends paid on CMS Energy Common Stock held in the Plan must be automatically reinvested, regardless of whether the shares are Plan shares. In addition to the Minimum Dividend Reinvestment Requirement, you can reinvest some or all of any common stock dividends to purchase additional shares of CMS Energy Common Stock. Cash dividends that are not being reinvested can be directly deposited into a bank account or paid directly by check. If a shareholder does not select an option, the default choice by the Administrator will be full reinvestment. CMS Energy Common stock dividend payment dates will be declared by the CMS Energy Board of Directors when and if deemed appropriate. (Also see, Direct Registration System.)

Automatic Investments

Participants can make an initial investment or purchase additional shares of CMS Energy Common Stock through automatic deductions from a United States or Canadian financial institution. Initial investments must be either a one-time deduction of at least $250 (these will be invested on the next weekly investment date) or ongoing monthly deductions of at least $50 for five months (these monthly investments will continue until cancelled by you).

To purchase additional shares, the minimum investment amount is $25 per transaction. Participants may choose the frequency of the investment (semimonthly or monthly) and can authorize automatic investments by signing on to shareowneronline.com to complete and submit the appropriate Account Authorization Form. The Account Authorization Form can also be sent through the mail along with your check (see Contact Information). The funds are deducted from a checking or savings account on the banking day prior to the chosen investment date(s). Please allow ten days for processing Automatic Investment authorization, modification or cancellation.

Additional Investments

Participants can make additional investments by sending a personal check to the Administrator at any time. Cash and third party checks will not be accepted. The check must be payable in U.S. dollars to “Shareowner Services” in an amount of at least $25 and received one trading day prior to the investment date. Include the Transaction Request Form portion of your Account Statement. You may invest a maximum total amount of $250,000 in any calendar year. The Administrator reserves the right to place a temporary restriction on shares held in the Plan, subject to verification of the receipt of good funds with respect to any investment.

Investment Dates and Prices

Investment purchases made via personal check are generally made within five (5) trading days from receipt of your investment amount. Automatic investments will be the 1st and the 15th of each month. The funds will be invested the next available purchase date. Participants’ funds held by the Administrator will not earn interest.

Shares of CMS Energy Common Stock purchased will be either newly issued shares or, at our discretion, shares purchased in the open market (New York Stock Exchange) by the Administrator usually through an affiliated broker. Neither CMS Energy nor the Participants will have the authority to direct or control how or when the Administrator purchases shares of CMS Energy Common Stock. The Administrator will credit newly issued shares of CMS Energy Common Stock to your account at the average of the high and low sale prices of CMS Energy Common Stock as reported on the New York Stock Exchange for the trading day preceding the purchase date. The Administrator will credit shares of CMS Energy Common Stock purchased in the open market to your account at the actual weighted average price per share incurred.

Sale of Shares

Sales are usually made through an affiliated broker, who will receive brokerage commissions. Typically, the shares are sold through the exchange on which CMS Energy Common Stock is traded. Depending on the number of CMS Energy Common Stock shares to be sold and current trading volume, sale transactions may be completed in multiple transactions and over the course of more than one day. All sales are subject to market conditions, system availability, restrictions and other factors. The actual sale date, time or price received for any shares sold through the Plan cannot be guaranteed. Participants may instruct the Administrator to sell shares under the Plan through a Batch Order, Market Order, Day Limit Order, Good-’Til-Date/Canceled Limit Order or Stop Order.

Batch Order (online, telephone, mail) –The Administrator will combine each request to sell through the Plan with other Participant sale requests for a Batch Order. Shares are then periodically submitted in bulk to a broker for sale on the open market. Shares will be sold no later than five business days (except where deferral is necessary under state or federal regulations). Bulk sales may be executed in multiple transactions and over more than one day depending on the number of shares being sold and current trading volumes. Once entered, a Batch Order request cannot be canceled.

Market Order (online or telephone) – The Participant’s request to sell shares in a Market Order will be at the prevailing market price when the trade is executed. If such an order is placed during market hours, the Administrator will promptly submit the shares to an affiliated broker for sale on the open market. Once entered, a Market Order request cannot be canceled. Sales requests submitted near the close of the market may be executed on the next trading day, along with other requests received after the market closes.

Day Limit Order (online or telephone) – The Participant’s request to sell shares in a Day Limit Order will be promptly submitted by the Administrator to an affiliated broker. The broker will execute the sale as a Market Order when and if the CMS Energy Common Stock trading price reaches, or exceeds the specified price on the day the order was placed (for orders placed outside of market hours, the next trading day). The order is automatically canceled if the trading price is not met by the end of that trading day. Depending on the number of shares of CMS Energy Common Stock being sold and current trading volumes, the order may only be partially filled and the remainder of the order canceled. Once entered, a Day Limit Order request cannot be canceled by the Participant.

Good-’Til-Date/Canceled (GTD/GTC) Limit Order (online or telephone) – A GTD/GTC Limit Order request will be promptly submitted by the Administrator to an affiliated broker. The broker will execute as a Market Order when and if the CMS Energy Common Stock reaches, or exceeds the specified trading price at any time while the order remains open (up to the date requested or 90 days for GTC). Depending on the number of shares of CMS Energy Common Stock being sold and current trading volumes, sales may be executed in multiple transactions and may be traded on more than one day. The order or any unexecuted portion will be automatically canceled if the trading price is not met by the end of the order period. The order may also be canceled by the applicable stock exchange or the Participant.

Stop Order (online or telephone) – The Administrator will promptly submit a Participant’s request to sell shares in a Stop Order to an affiliated broker. A sale will be executed when the CMS Energy Common Stock reaches a specified trading price, at which time the Stop Order becomes a Market Order and the sale will be at the prevailing market price when the trade is executed. The price specified in the order must be below the current market price (generally used to limit a market loss).

Sale proceeds will be net of any fees to be paid by the Participant (see Service Fees). Sales are made on the open market. The Administrator will deduct any fees or applicable tax withholding from the sale proceeds. Sales processed on accounts without a valid IRS FormW-9 for United States citizens or FormW-8BEN for non-U.S. citizens will be subject to Federal Backup Withholding. This tax can be avoided by furnishing the appropriate and valid form prior to the sale. Forms are available online at shareowneronline.com.

A check for the proceeds of the sale of CMS Energy Common Stock (in U.S. dollars), less applicable taxes and fees, will generally be mailed by first class mail four business days after the trade date. If a Participant submits a request to sell all or part of the Plan shares, and the Participant requests net proceeds to be automatically deposited to a checking or savings account, the Participant must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If the Participant is unable to provide a voided check or deposit slip, the Participant’s written request must have the Participant’s signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be processed and a check for the net proceeds will be issued.

Participants who wish to sell CMS Energy Common Stock currently held in certificate form may send them in for deposit to the Administrator and then proceed with the sale. To sell shares through a broker of their choice, Participants may request the broker to transfer shares electronically from the Plan account to their brokerage account. Alternatively, a stock certificate can be requested that the Participants can deliver to their broker.

Once your CMS Energy Common Stock is sold, the method used to calculate the adjusted basis of, and any gains or losses with respect to, such stock cannot be changed. Therefore, it is important to consider the tax implications before you request a sale. (See, U.S. Federal Income Taxation, under the Cost Basis section.)

Certificate Deposit

Participants can deposit CMS Energy Common Stock certificates registered in their name at any time. The Administrator will provide safekeeping at no cost, including upon initial enrollment. To use this service, Participants must send certificates to the Administrator with a properly completed Transaction Request Form attached to your Account Statement. (See, Contact Information.)

Certificated shares that are deposited with the Administrator are credited to the Plan account and thereafter are treated as if they were acquired under the Plan. Participants are responsible for maintaining their own records of the cost basis of certificated shares deposited with the Administrator. By using the share safekeeping feature, you no longer bear the risks associated with loss, theft or destruction of stock certificates.

Regardless of the mailing method used, you bear the full risk of loss if the certificates are lost or stolen. Please do not endorse your certificates prior to mailing.

Optional Mail Loss Insurance

Please be advised that choosing registered, express or certified mail alone will not provide full protection, should the certificates become lost or stolen. Mail loss insurance provides the coverage needed to replace and reissue the shares should they become lost or stolen through the mail. The Administrator can provide low-cost loss insurance for certificates being returned for deposit to your account. Replacement transaction fees may also apply. To take advantage of the optional mail loss insurance, include a check in the amount of $10.00, made payable to “WFSS Surety Program”, along with the certificates and instructions. Choose an accountable mail delivery service such as Federal Express, United Parcel Service, DHL, Express Mail, Purolator, TNT, or United States Postal Service Registered Mail. Any one shipping package may not contain certificates exceeding a total value of $100,000. The value of certificate shares is based on the closing market price of the CMS Energy Common Stock on the trading day prior to the documented mail date.

Claims related to lost certificates under this service must be made within 60 days of the documented delivery service mail date. A copy of the certificate(s) mailed, along with proof that it was sent by trackable mail should be submitted with the claim. This is specific coverage for the purpose of converting shares to book-entry form and the surety is not intended to cover certificates being tendered for certificate breakdown or exchange for other certificates.

Issuance of Stock Certificates

Participants may request the Administrator to issue CMS Energy Common Stock in the form of a stock certificate. To request a certificate for some or all of the shares (whole shares only), please contact us by telephone toll-free at 855-598-2714 (CMS Energy PLAN). Please note fractional shares may not be issued in certificate form. Requests for certificates may also be submitted in writing. (See, Contact Information.)

Gifts and Transfers of Shares

Participants can transfer ownership, gift CMS Energy Common Stock or request a name change in their Plan account by completing and submitting a Stock Power Form. This form, along with instructions can be accessed and printed through shareowneronline.com. Please note that Participants must obtain a Medallion Signature Guarantee for any transfer of shares. If additional assistance is needed regarding the transfer of shares, please contact the Administrator. (See, Contact Information.)

Withdrawal From the Stock Purchase Plan

Participants can terminate participation in the Plan at any time by contacting the Administrator. Participants can submit a request for termination either online, by telephone or through the mail (see Contact Information). For your convenience, a Transaction Request Form is attached to your Account Statement. Complete the form by filling in the required fields and indicating your intention to terminate your participation in the Plan. Following termination, all future dividends will be paid to you in cash.

Retain shares – If Participants elect to keep their CMS Energy Common Stock, the whole shares held in the Plan balance will be moved to book-entry Direct Registration Shares (“DRS”). Any fractional shares will be sold at the market price, and Participants will receive a check (less any fees) for the proceeds.

Sell shares – If Participants choose to sell all of their CMS Energy Common Stock, sale proceeds, less applicable taxes and transaction fees, will be remitted via check, or you can choose to have the proceeds directly deposited into a bank account.

If participation is terminated in the Plan but Participants do not indicate a preference to retain or sell CMS Energy Common Stock, the remaining Plan shares will be moved to book-entry DRS form until the Administrator receives further instructions.

Direct Registration System

CMS Energy participates in the DRS. DRS is a method of recording shares of stock in book-entry form. Book-entry means that your shares are registered in your name on the books of CMS Energy without the need for physical certificates and are held separately from any Plan shares you may own. Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form. With DRS, Participants can:

•     Eliminate the risk and cost of storing certificates in a secure place

•     Eliminate the cost associated with replacing lost, stolen, or destroyed certificates

•     Move shares electronically to your broker

How to Begin: Any future share transactions will be issued to book-entry form rather than physical certificates unless otherwise specified by the requester. Participants may convert any stock certificate(s) currently held into book-entry form. Send the stock certificate(s) to Wells Fargo Shareowner Services with a request to deposit them to your DRS account. Participants will then be relieved of the responsibility for loss or theft of certificate(s). Certificate(s) should not be endorsed, and we recommend sending certificates via registered insured mail for 2% of the current market value. (See, Certificate Deposit and Optional Mail Loss Insurance.)

Electronic Share Movement: Participants may choose to have a portion or all of the full book-entry or Plan shares delivered directly to a broker by contacting the broker/dealer. When using a broker to facilitate a share movement, Participants should provide the broker with a copy of the DRS Account Statement.

Additional Information

It is understood that any dividends paid in additional shares of CMS Energy Common Stock or stock splits distributed by CMS Energy on shares held by the Administrator for the Participant will be credited to the Participant’s account.

The Administrator will vote all shares held in the Participant’s account in the same way in which the Participant votes shares of CMS Energy Common Stock standing of record in the Participant’s name by regular proxy returned by Participants to CMS Energy, or, if the Administrator sends to the Participant a separate proxy covering the shares credited to the Participant’s dividend reinvestment account, then such shares will be voted as designated in such separate proxy. In the event the Participant does not direct the voting of shares by either such regular or separate proxy, the shares credited to Participant’s Plan account will not be voted.

CMS Energy reserves the right to suspend, modify or terminate the Plan at any time. All Participants will receive notice of any such suspension, material modification or termination. Upon termination of the Plan, any whole Plan shares will be transferred to and held in DRS and a cash payment will be made for any fractional share.

SERVICE FEES

Plan Limits
Minimum one-time initial purchase for new investors	$250
Minimum one-time optional cash purchase	$250
Minimum recurring automatic investments*	$50
*Requires at least 5 consecutive transactions
Minimum optional cash investments	$25
Maximum cash investments
Maximum annual investment	$250,000
Dividend reinvestment options
Reinvest options	Full, Percentage (at least 10%)

Plan Fees
Investment fees
Initial enrollment (new investors only)	Corporation Paid
Dividend reinvestment	Corporation Paid
Optional check investment	Corporation Paid
One-time automatic investment	Corporation Paid
Recurring automatic investment	Corporation Paid
Dividend purchase trading commission per share (if market purchase)	Corporation Paid
Optional Cash purchase trading commission per share (if market purchase)	Corporation Paid

Sales fees
Batch Order	$15
Market Order	$25
Limit Order (Day/GTD/GTC)	$30
Stop Order	$30
Sale trading commission per share	$0.12
Direct deposit of sale proceeds per transaction	$5

Other fees
Certificate issuance	Corporation Paid
Certificate deposit	Corporation Paid
Returned check / Rejected automatic bank withdrawals	$35 per item
Prior year duplicate statements	$15 for each year requested

U.S. FEDERAL INCOME TAXATION

Tax Consequences

The following is a summary of certain U.S. federal income tax consequences if you participate in the Plan. We suggest you seek advice on this summary, as well as the impact of state, local and foreign taxes, from your tax advisor as interpretations may differ, and laws, regulations and rulings may change over time.

You will be required to include in your gross income for federal income tax purposes (1) amounts equal to any dividends reinvested through the Plan as if you had directly received the cash and (2) any gains realized from selling your shares. You will have no taxable income upon the purchase of shares under the Plan. You will not realize taxable gain or loss upon deposit of shares into the Plan or the withdrawal of whole shares from the Plan.

The Administrator generally will report to all Participants and the IRS the amount of dividends credited to their accounts on Form 1099-DIV. For non-U.S. Participants receiving U.S. sourced dividends, they generally will be reported on Form 1042-S. If a Participant sells shares through the Administrator, a Form 1099-B reporting the proceeds from the sale will be sent to the Participant and the IRS.

Dividends

The reinvestment of dividends does not relieve the Participant of any income tax that may be payable on such dividends. Generally, dividends will be taxable to you as ordinary income to the extent of our current or accumulated earnings and profits for federal income tax purposes. The amount of any dividends in excess of earnings and profits will be a return of capital and, as such, would not be taxable as ordinary income. In the event of a return of capital distribution, the Form 1099-DIV will indicate that we have made a return of capital distribution during the year. If you receive a return of capital dividend, you must reduce the tax basis of the share on which the dividend is paid by the amount of the dividend that is a return of capital. If the amount that is a return of capital exceeds the tax basis, the excess must be reported as capital gains.

Dividends are eligible for a reduced rate of federal income taxation for individuals, provided that the dividend is paid with respect to shares held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, the individual is not obligated to make related payments with respect to substantially similar or related property, and certain other conditions are met.

Investment earnings, such as dividends and gains from CMS Energy Common Stock will be subject to a 3.8% tax on the net investment income of individuals having adjusted gross income in excess of $200,000 ($250,000 in the case of joint returns). The same tax will apply to the undistributed net investment income of certain trusts and estates.

Gains

You will recognize gain or loss when you sell shares or receive cash for your fractional shares. The gain or loss will be equal to the difference between the amount received for the shares or a fractional share (less any brokerage commissions) and your tax basis in the shares sold. Gain or loss will generally be a capital gain or loss, and such capital gain or loss will be long-term or short-term, depending on your holding period.

Cost Basis

Account Statements, which contain a detailed record of a Participant’s purchases and sales, should be retained for tax purposes to assist with determining cost basis.

The type of tax information that the Administrator provides to you and to the IRS on IRS Form 1099-B upon the sale of Plan shares will depend on whether the shares sold were acquired after 2011 (Post-2011 shares) or before 2012 (Pre-2012 shares). In all cases, the Administrator will report the gross proceeds resulting from such sales. When Post-2011 shares are sold, the Administrator will also report your cost or other basis in such shares and whether the gain or loss with respect to such sale is long-term or short-term.

We have adopted the first-in, first-out (“FIFO”) method as our default method for determining which shares have been sold and will report the sales using the FIFO method, unless instructed as described below to do otherwise by you. Under the FIFO method, any sale of Plan shares will be deemed to first come from your Pre-2012 shares, starting with the oldest, until all your Pre-2012 shares have been sold. After all your Pre-2012 shares have been sold, any sale of Plan shares will be deemed to come from your Post-2011 shares, starting with the oldest. Participants may designate their preference for specific identification of cost basis at any time or may designate their preference for the average basis method effective for sales occurring after the election. Federal tax regulations require the FIFO tax lot selection method after the average cost basis election has been made.

If you would like to use a method other than FIFO to identify the shares that are to be sold, you will need to contact the Administrator, prior to the sale, to make a written election of the other acceptable methodology.

Withholding

Tax withholding will be applicable on accounts without a valid Form W-9 for U.S. persons or the relevant Form W-8 for non-U.S. persons. A Participant can avoid this tax by furnishing the appropriate and valid form. Forms are available at shareowneronline.com.

If U.S. persons fail to furnish a properly completed Form W-9 or its equivalent, then the “backup withholding” provisions of the Internal Revenue Code will cause the Administrator to withhold the required tax from any dividends or sales proceeds.

Currently investors who are citizens or residents of a country other than the United States are generally subject to a withholding tax on any dividends paid. The Administrator is required to withhold from dividends the appropriate amount determined in accordance with IRS regulations. Where applicable, this withholding tax is determined by treaty between the United States and the country in which the investor resides. Pursuant to the Foreign Account Tax Compliance Act, enacted as a part of the Hiring Incentives to Restore Employment Act (“FATCA”), foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or bear a new 30% withholding tax on U.S. source withholdable payments (including dividends, amounts treated as a return of capital and sales proceeds) made to them. The IRS has released regulations and other guidance indicating that the FATCA generally will apply to withholdable payments made after June 30, 2014 in the case of dividends, and December 31, 2016 in the case of gross proceeds arising from the disposition of CMS Energy Common Stock. Even if a treaty provides for a lower withholding tax rate on withholdable payments, the 30% withholding tax will apply.

CMS ENERGY CORPORATION

The following description of our business does not purport to be comprehensive. You should read the documents incorporated by reference in this document before making an investment decision. For additional information concerning CMS Energy and our subsidiaries’ business and affairs, including our capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which those companies are subject, you should refer to the incorporated documents (See, Where You Can Find More Information and Documents Incorporated by Reference).

CMS Energy is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers Energy Company (“Consumers”) and CMS Enterprises Company (“Enterprises”). Consumers is an electric and gas utility that provides electricity and/or natural gas to 6.5 million of Michigan’s 10 million residents. Enterprises, through its subsidiaries and equity investments, is engaged primarily in independent power production and owns power generation facilities fueled mostly by natural gas and biomass. CMS Energy manages its businesses by the nature of services each provides and operates principally in three business segments: electric utility, gas utility, and enterprises, its non-utility operations and investments.

USE OF PROCEEDS

Shares purchased for Participants with reinvested cash dividends and other investments will, at our option, be either shares newly issued by us or shares purchased in the open market by the Administrator. When newly issued shares are used, we will use the proceeds for general corporate purposes.

DESCRIPTION OF CMS ENERGY CAPITAL STOCK

The following summary of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to the Restated Articles of Incorporation, as amended, of CMS Energy (the “CMS Energy Articles”) and the Amended and Restated Bylaws, of CMS Energy (the “CMS Energy Bylaws”), which are incorporated into this prospectus by reference. See, Where You Can Find More Information and Documents Incorporated by Reference. A copy of each of the CMS Energy Articles and the CMS Energy Bylaws has been previously filed with the SEC. The CMS Energy Articles and CMS Energy Bylaws are also available on our website at www.cmsenergy.com. The information on the CMS Energy website is not a part of this prospectus.

The authorized capital stock of CMS Energy consists of:

•      350 million shares of CMS Energy Common Stock, par value $0.01 per share; and

•      10 million shares of CMS Energy preferred stock, par value $0.01 per share (“Preferred Stock”).

Common Stock

Dividend Rights and Policy; Restrictions on Dividends

Dividends on CMS Energy Common Stock are paid at the discretion of the board of directors of CMS Energy based primarily upon the earnings and financial condition of CMS Energy. Dividends are payable out of the assets of CMS Energy legally available therefor.

CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dependent primarily upon the earnings of its subsidiaries (in particular, Consumers), borrowings and sales of equity. CMS Energy’s ability to pay dividends on its capital stock is dependent primarily upon the earnings and cash flows of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, tax sharing payments, loans or advances and repayment of loans and advances from CMS Energy. Accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy (in particular, Consumers) and other factors. CMS Energy’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on the capital stock of CMS Energy or to make any funds available therefor, whether by dividends, loans or other payments.

Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on CMS Energy Common Stock may be subject to the rights of the holders, if any, of any issued and outstanding series of Preferred Stock.

Michigan law prohibits payment of a dividend or a repurchase of capital stock if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the CMS Energy Articles provide otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution (including the rights of holders of preferred stock, if any).

Voting Rights

Each holder of CMS Energy Common Stock is entitled to one vote for each share of CMS Energy Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the CMS Energy Articles relating to (i) the authorization, effectiveness or validity of a merger or consolidation of CMS Energy that would adversely affect the powers or special rights of CMS Energy Common Stock (either directly by amendment to the CMS Energy Articles or indirectly by requiring the holders of the CMS Energy Common Stock to accept or retain, in such merger or consolidation, anything other than shares of CMS Energy Common Stock or shares of the surviving or resulting corporation having, in either case, powers and special rights identical to those of the CMS Energy Common Stock prior to such merger or consolidation) require the vote or consent of the holders of a majority of all of the shares of CMS Energy Common Stock then outstanding, (ii) contested elections of directors require the vote of a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors and (iii) special shareholder meetings, the number of directors, vacancies on CMS Energy’s board of directors, the removal, indemnification and liability of CMS Energy’s board of directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote thereon.

Under Michigan law, the approval of the holders of a majority of the outstanding shares of CMS Energy Common Stock would be necessary (1) to authorize, effect or validate the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of CMS Energy Common Stock, and (2) to authorize any amendment to the CMS Energy Articles that would increase or decrease the aggregate number of authorized shares of CMS Energy Common Stock or alter or change the powers, preferences or special rights of the shares of CMS Energy Common Stock so as to affect them adversely. The effect of these provisions and the related provisions described in the prior paragraph may be to permit the holders of a majority of the outstanding shares of CMS Energy Common Stock to block any such merger or amendment that would adversely affect the powers or special rights of holders of such shares of CMS Energy Common Stock.

Preemptive Rights

The CMS Energy Articles provide that holders of CMS Energy Common Stock will have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

Liquidation Rights

In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of CMS Energy Common Stock will be entitled to receive, on a per share basis, the assets of CMS Energy remaining for distribution to the holders of CMS Energy Common Stock. Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

Because CMS Energy has subsidiaries that have debt obligations and other liabilities of their own, CMS Energy’s rights and the rights of its creditors and its stockholders to participate in the distribution of assets of any subsidiary upon the latter’s liquidation or recapitalization will be subject to prior claims of the subsidiary’s creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

Subdivision or Combination

If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of CMS Energy Common Stock, the voting and liquidation rights of shares of CMS Energy Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights.

Exchanges

The CMS Energy Articles do not provide for either the mandatory or optional exchange or redemption of CMS Energy Common Stock.

Preferred Stock

The authorized Preferred Stock may be issued without the approval of the holders of CMS Energy Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy’s board of directors. The CMS Energy Articles provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends

The ability of CMS Energy to pay (i) dividends on its capital stock and (ii) its indebtedness, including the CMS Energy Debt Securities, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers and Enterprises. Each of Consumers’ and Enterprises’ ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers’ revenues and earnings will depend substantially upon rates authorized by the Michigan Public Service Commission.

CMS Energy has pledged the common stock of Consumers as security for bank credit facilities.

Consumers’ Restated Articles of Incorporation (the “Consumers Articles”) provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least:

•            $7.50 per share on all then outstanding shares of its preferred stock; and

•            $7.50 per share on all then outstanding shares of all other stock over which its preferred stock do not have preference as to the payment of dividends and as to assets.

Second, dividend payments during the 12-month period ending with the month the proposed payment is to be paid are limited to:

•            50% of net income available for the payment of dividends during the Base Period (as defined below), if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the “Base Period”), adjusted to reflect the proposed dividend, is less than 20%; and

•            75% of net income available for the payment of dividends during the Base Period, if the ratio of common stock and surplus to total capitalization and surplus for the 12 consecutive calendar months immediately preceding the proposed dividend payment, is at least 20% but less than 25%.

The Consumers Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

Provisions of the Federal Power Act and the Natural Gas Act appear to restrict dividends payable by Consumers to the amount of Consumers’ retained earnings. Several decisions from the Federal Energy Regulatory Commission suggest that under a variety of circumstances common stock dividends from Consumers would not be limited to amounts in Consumers’ retained earnings. Any decision by Consumers to pay common stock dividends in excess of retained earnings would be based on specific facts and circumstances and would result only after a formal regulatory filing process.

In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers or Enterprises would not be able to pay its respective debts as they become due in the usual course of business, or its respective total assets would be less than the sum of its respective total liabilities plus, unless the respective articles of incorporation permit otherwise, the amount that would be needed, if Consumers or Enterprises were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers’ policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers’ board of directors reserves the right to change this policy at any time.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”), with respect to the securities offered in this prospectus. We have not included certain portions of the Registration Statement in this prospectus as permitted by the SEC’s rules and regulations. Statements in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete and are qualified in their entirety by reference to such exhibit. For further information, you should refer to the Registration Statement and its exhibits.

CMS Energy is subject to the informational requirements of the Securities Exchange Act of l934 (the “Exchange Act”), and therefore files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the Registration Statement (with exhibits), as well as the reports and other information filed by the registrant with the SEC, at the SEC’s Public Reference Room at its principal offices at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling 1-800-SEC-0330. Information filed by us is also available at the SEC’s Internet site at www.sec.gov. You can find additional information about us on our website at www.cmsenergy.com. The information on the CMS Energy website is not a part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplements. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus. Later information that we file with the SEC (other than Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 of Form 8-K) will automatically update and supersede this information. The registrant incorporates by reference into this prospectus the documents listed below and any future filings (other than Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 of Form 8-K) that the registrant makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offerings contemplated by this prospectus are terminated.

CMS Energy

•               Annual Report on Form 10-K for the year ended December 31, 2013,

•               Quarterly Report on Form 10-Q for the quarter ended March 31, 2014,

•               All other reports filed by the Registrant pursuant to Sections 13(a) or 15(d) of the Exchange Act (other than information contained in Current Reports on Form 8-K that is deemed furnished and not filed), since the end of the fiscal year covered by the Annual Report on Form 10-K referred to above.

The Administrator will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request at no cost to the requester. (See, Contact Information.)

SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This prospectus, any related prospectus supplement and the documents that we incorporate by reference herein and therein may contain statements that are statements concerning our expectations, plans, objectives, future financial performance and other items that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward-looking statements. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the registrant is including herein or incorporating by reference cautionary statements identifying important factors that could cause its actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of the registrant. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events, performance or growth (often, but not always, through the use of words or phrases such as “might,” “may,” “could,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “forecasts,” “predicts,” “assumes,” and other similar words) are not statements of historical facts and are forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the important factors described in the sections of CMS Energy’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 6, 2014 entitled “Risk Factors” and “Forward-Looking Statements and Information,” as updated by the sections of CMS Energy’s Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on April 24, 2014 entitled “Risk Factors” and “Forward-Looking Statements and Information,” that could cause the CMS Energy’s actual results to differ materially from those contained in forward-looking statements of CMS Energy made by or on behalf of CMS Energy.

All such factors are difficult to predict, contain uncertainties that may materially affect actual results and are beyond our control. You are cautioned not to place undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for CMS Energy’s management to predict all of such factors, nor can our management assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

LIMITATION OF LIABILITY

If you choose to participate in the Plan, neither we nor the Administrator can assure you of a profit or protect you against a loss on the shares that you purchase under the Plan. We, the Administrator, and any independent agent will not be liable for any act done in good faith or for the good faith omission to act in connection with the Plan. This limitation of liability does not constitute a waiver by any Participant of his or her rights under the federal securities laws.

Although the Plan provides for the reinvestment of dividends paid on CMS Energy Common Stock, the declaration and payment of dividends will continue to be determined by our board of directors at its discretion, depending upon future earnings, the financial condition of our company, and other factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice. This prospectus supersedes all prior prospectuses relating to the Plan.

LEGAL OPINION

Opinion as to the legality of the securities offered herein has been rendered for CMS Energy by Shelley J. Ruckman, Esq., Assistant General Counsel for CMS Energy.

EXPERTS

The consolidated financial statements and financial statement schedules of CMS Energy Corporation as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to CMS Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CMS Energy Corporation

Stock Purchase Plan

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